Exhibit 99.1

PRESS RELEASE

CENTOGENE Regains Compliance With Nasdaq Listing Requirements

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, July 14, 2023 (GLOBE NEWSWIRE) -- Centogene N.V. (Nasdaq: CNTG) (the “Company”), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced that it has received notifications from the Nasdaq Stock Market LLC (“Nasdaq”) Listing Qualifications Department informing the Company that it has regained compliance with the minimum bid price requirement for continued listing on the Nasdaq under Nasdaq Listing Rule 5450(a)(1) and with the minimum Market Value of Publicly Held Shares (“MVPHS”) requirement for continued listing on the Nasdaq under Nasdaq Listing Rules 5450(b)(3)(C).

As a result, CENTOGENE is now compliant with all applicable Nasdaq listing standards, and Nasdaq considers these matters closed.

CENTOGENE was previously notified by Nasdaq on April 24, 2023, that the Company was not in compliance with the minimum bid price rule, because its common stock failed to meet the closing bid price of USD 1.00 or more for 30 consecutive business days. To regain compliance with the minimum bid price rule, the Company was required to maintain a minimum closing bid price of USD 1.00 for at least 10 consecutive business days. This requirement was met on July 12, 2023.

CENTOGENE was previously notified by Nasdaq on June 8, 2023, that the Company was not in compliance with the minimum MVPHS set forth in the Nasdaq Rules for continued listing on the Nasdaq Global Market. To regain compliance, the Company was required to maintain a MVPHS at USD 15 million or more for a minimum of 10 consecutive business days. This requirement was met on July 13, 2023.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 750,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 275 peer- reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “plan,” “is designed to,” “potential,” “predict,” “objective” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” or the negative of these are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 16, 2023, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward- looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACT

CENTOGENE

Melissa Hall

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com